August 21, 2019

David Soto
President
Celexus, Inc
8275 S. Eastern Ave. Suite 200
Las Vegas, Nevada 89123

       Re: Celexus, Inc
           Amended Registration Statement on Form 10-12G
           Filed July 30, 2019
           Current Report on Form 8-K
           Filed April 2, 2019
           File No. 000-52069

Dear Mr. Soto:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications
cc:    Elaine Dowling